UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     Vasco Data Security International Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    92230Y104
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92230Y104
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ubizen N.V.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Belgium
--------------------------------------------------------------------------------
                 5.   SOLE VOTING POWER

  NUMBER OF           1,138,533 *
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     6.   SHARED VOTING POWER
  OWNED BY
    EACH              0
  REPORTING      ---------------------------------------------------------------
   PERSON        7.   SOLE DISPOSITIVE POWER
    WITH
                      1,138,533 *
                 ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,138,533 *
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

* On July 15, 2003, Ubizen N.V. ("Ubizen") and Vasco Data Security International Inc. ("Vasco") entered into a Securities Purchase Agreement, pursuant to which Ubizen exchanged (a) 150,000 shares of Vasco's Series C Convertible Preferred Stock, (b) a warrant to purchase 789,474 shares of Common Stock, and (c) an additional warrant to purchase 450,000 shares of Common Stock for (x) four million U.S. dollars (US$4,000,000) in cash and (y) two million (2,000,000) shares of Common Stock. In a series of open-market transactions commencing on February 10, 2004 and concluding on June 15, 2004, Ubizen sold 861,467 shares of Common Stock. Accordingly, as of the date hereof, Ubizen owns 1,138,533 shares of Common Stock.

** This percentage is based on the total number of shares of Common Stock actually outstanding on March 25, 2004 as disclosed by Issuer in its Form 10-K, filed on March 30, 2004 (31,720,204 shares), and assumes no options or warrants held by others are exercised and no convertible securities held by others are converted.

ITEM 1.

(a)   Name of Issuer:
      Vasco Data Security International, Inc.

(b)   Address of Issuer's Principal Executive Offices:
      1901 South Meyers
      Road, Suite 210
      Oakbrook, Illinois 60181

ITEM 2.

(a)   Name of Person Filing:
      Ubizen N.V.

(b)   Address of Principal Business Office:
      Philipssite 5
      B-3001 Leuven
      Belgium

(c)   Citizenship or Place of Organization:
      Belgium

(d)   Title of Class of Securities:
      Common Stock, Par Value $.001 Per Share

(e)   CUSIP Number:
      92230Y104

ITEM 3.

If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

Not Applicable

ITEM 4. OWNERSHIP

      (a)   Amount beneficially owned:                              1,138,533*

      (b)   Percent of class:                                             3.6%**

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:         1,138,533*

            (ii)  Shared power to vote or direct the vote:                 -0-

            (iii) Sole power to dispose or to direct the
                  disposition of:                                   1,138,533*

            (iv)  Shared power to dispose or to direct the
                  disposition of:                                          -0-

* On July 15, 2003, Ubizen N.V. ("Ubizen") and Vasco Data Security International Inc. ("Vasco") entered into a Securities Purchase Agreement, pursuant to which Ubizen exchanged (a) 150,000 shares of Vasco's Series C Convertible Preferred Stock, (b) a warrant to purchase 789,474 shares of Common Stock, and (c) an additional warrant to purchase 450,000 shares of Common Stock for (x) four million U.S. dollars (US$4,000,000) in cash and (y) two million (2,000,000) shares of Common Stock. In a series of open-market transactions commencing on February 10, 2004 and concluding on June 15, 2004, Ubizen sold 861,467 shares of Common Stock. Accordingly, as of the date hereof, Ubizen owns 1,138,533 shares of Common Stock.

** This percentage is based on the total number of shares of Common Stock actually outstanding on March 25, 2004 as disclosed by Issuer in its Form 10-K, filed on March 30, 2004 (31,720,204 shares), and assumes no options or warrants held by others are exercised and no convertible securities held by others are converted.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2004

                                    FOR AND ON BEHALF OF
                                    UBIZEN N.V.


                                    /s/  Stijn Bijnens
                                    ----------------------------------
                                    Name:  Stijn Bijnens
                                    Title: Chief Executive Officer